--------------------------------------------------------------------------------
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      As filed with the Securities and Exchange Commission on May   , 2000

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                                 (RULE 13E-100)
                TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
           SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER
                            ------------------------

                        RULE 13E-3 TRANSACTION STATEMENT
           Under Section 13(e) of the Securities Exchange Act of 1934
                               (Amendment No.   )

                                UPBANCORP, INC.
                              (Name of the Issuer)

                                UPBANCORP, INC.
                      (Names of Persons Filing Statement)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)
                                   915298103
                     (CUSIP Number of Class of Securities)
                                    COPY TO:

              Richard K. Ostrom                              Timothy M. Sullivan
              Upbancorp, Inc.                                Hinshaw & Culbertson
              4750 N. Broadway                               222 North LaSalle Street, Suite 300
              Chicago, Illinois                              Chicago, Illinois 60601
60640
              (773) 878-2000                                 (312) 704-3852

          (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement.)

                           --------------------------

    This statement is filed in connection with (check the appropriate box):

a. / / The filing of solicitation materials or an information statement subject to Regulation 14A,
          Regulation 14C or Rule 13e-3(c) under the Securities
          Exchange Act of 1934.
b.   / /  The filing of a registration statement under the Securities
          Act of 1933.
c.   / /  A tender offer.
d.   /X/  None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box
    (a) are preliminary copies: / /

    Check the following box if the filing fee is a final amendment reporting the results of the transaction: / /

                            ------------------------

                           CALCULATION OF FILING FEE

Transaction Valuation $675,000*                  Amount of Filing Fee: $135.00**

*Set forth the amount on which the filing fee is calculated and state how it was determined.

**The filing fee is calculated based upon the average of the high and low prices of the stock on March 31, 1999 of $27.00 times the maximum possible number of 25,000 shares of the Company's Common Stock which might be repurchased by the Company.

Check the following box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. / /

Amount Previously Paid: Not applicable.   Filing Party: Not applicable.
Former Registration No.: Not applicable.  Date Filed: Not applicable.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             INTRODUCTORY STATEMENT

    This Rule 13e-3 Transaction Statement on Schedule 13E-3 pursuant to
Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder relates to the authorization by the Board of Directors of Upbancorp, Inc., a Delaware corporation (the "Company"), of the purchase of Company Common Stock on the open market from time to time up to a maximum of 25,000 shares. Such purchases are not mandatory and will be made only at the direction of Richard K. Ostrom, Chairman, President and Chief Executive Officer of the Company, as to the timing of purchases and the amounts of stock to be purchased.

    Exhibit 16(a)(3) to this Schedule is the Notice of which will be mailed, along with copy of this Schedule, to all of the stockholders of the Company on or about May 8, 2000.

1.  SUMMARY TERM SHEET.

    The material terms of the proposed purchase include the following:

    - The Company is filing the Schedule 13E-3.

    - Our Board of Directors has authorized the purchase of up to 25,000 shares of the Common Stock of the Company on the open market.

    - The purchase of the shares is not mandatory. Purchases will be made only at the direction of Richard K. Ostrom, Chairman, President and Chief Executive Officer of the Company. He will decide the timing of purchases, if any, and the amounts of stock to be purchased.

    - There is no time limit on this transaction. It is not known when, or if, the Company will purchase shares, the number of shares which might be purchased or the price to be paid.

    - The purchases will be made at prevailing market prices.

    - The purchases will be made from the working capital of the Company. See
      Item 10 of Schedule 13E-3.

    - If the Company purchases shares and thereby reduces the number of its stockholders of record to fewer than 300, the Company will no longer be required, if it chooses, to file periodic reports with the SEC and may, if it chooses, deregister the Common Stock with the SEC. At the present time, the Company does not plan to discontinue filing periodic reports or deregister the Common Stock unless it has fewer than 200 stockholders of record. See Item 6 of Schedule 13E-3.

2.  SUBJECT COMPANY INFORMATION.

    (a) The name of the issuer is Upbancorp, Inc. (the Company). Its address and phone number are 4753 North Broadway, Chicago, Illinois 60640,
        (773) 878-2000.

    (b) As of March 31, 2000, 837,308 shares of Common Stock of the Company, par value $1.00 per share, the securities of which are the subject of the Rule 13e-3 Transaction (the "Common Stock"), were issued and outstanding and were held of record by approximately 307 stockholders.

    (c) The Common Stock is traded sporadically over the counter under the symbol UPBN. The following table sets forth high and low bid quotations for the Common Stock (as provided by Howe Barnes Investments, Inc.) during each quarter of 1998 and 1999:

                                                1999                                        1998
                              -----------------------------------------   -----------------------------------------
                               FOURTH     THIRD      SECOND     FIRST      FOURTH     THIRD      SECOND     FIRST
                              --------   --------   --------   --------   --------   --------   --------   --------
MARKET PRICE OF
  COMMON STOCK

  High......................   $33.25     $37.50     $37.50     $36.25     $36.25     $36.25     $37.25     $36.25

  Low.......................   33.00      32.50      32.50      33.00      35.00      35.69      35.50      32.75

  Quarter-End...............   33.00      33.00      32.50      35.00      35.25      36.25      35.84      36.25

       For the first quarter of 2000, the high, low and quarter-end prices were $27.00, $25.25 and $27.00 respectively.

    (d) The Company has paid a quarterly dividend of $.13 per share for each quarter of 1999 and the first quarter of 2000 and $.125 per share for each quarter of 1998.

    (e) The Company has not made an underwritten public offering of the Common Stock during the past three years.

    (f) Set forth below is a table showing the shares of Common Stock purchased by the Company during the past two years, showing the number of shares of Common Stock purchased, the range of prices paid and the average purchase price during each quarter:

                                                1999                                        1998
                             ------------------------------------------   -----------------------------------------
                              FOURTH      THIRD      SECOND     FIRST      FOURTH     THIRD      SECOND     FIRST
                             --------    --------   --------   --------   --------   --------   --------   --------
NUMBER OF SHARES              25,500(1)    1,095      2,635      3,458      1,500      1,536      9,088        660
  PURCHASED................

PRICE RANGE................   $33.00-     $32.75-    $33.00     $33.00-    $35.25-    $36.25     $35.84-    $32.75
                              $33.25      $33.00                $35.00     $36.25                $36.25

AVERAGE PURCHASE PRICE.....   $33.00      $32.98     $33.00     $33.79     $35.78     $36.25     $35.96     $32.75

       During the first quarter of 2000, the Company did not purchase any shares of Common Stock.

------------------------

(1) Includes 25,000 shares purchased from a single stockholder who approached the Company and offered to sell its shares.

3.  IDENTITY AND BACKGROUND OF FILING PERSON.

        (a) This Statement is being filed by the Company (see response to Item 2(a)). See Item (c)(1) and (c)(2) and below for information with respect to the directors and officers of the Company.

        (b)  Not Applicable.

(c)(1) and (2)Set forth below are the names and principal occupations of each of the directors and executive officers of the Company.

NAME                      PRINCIPAL OCCUPATION FOR THE LAST FIVE YEARS AND OTHER INFORMATION
----                      ------------------------------------------------------------------
Stephen W. Edwards......  Consultant, Planned Futures, Inc; Director of the Company and
                          Uptown National Bank of Chicago, a wholly owned subsidiary of the
                            Company ("Uptown")

Robert P. Griffiths.....  President, Chief Executive Officer and Director of Uptown; Vice
                          President and Director of the Company; Executive Vice President of
                            Heritage Bank, a wholly owned subsidiary of the Company
                            ("Heritage"), since January 2000

Alfred E.                 Attorney and CPA, Partner, Hackbarth & Hudson, P.C.; Retired
Hackbarth, Jr...........  Partner, Arthur Andersen & Co., S.C.; Director of the Company,
                            Uptown and Heritage

James E. Heraty.........  Consultant, Ready Men, Inc., since June 1996; prior thereto
                          President, Ready Men, Inc.; Director of the Company and Uptown

NAME                      PRINCIPAL OCCUPATION FOR THE LAST FIVE YEARS AND OTHER INFORMATION
----                      ------------------------------------------------------------------
Richard K. Ostrom.......  Chairman of the Board, President, Chief Executive Officer and
                          Director of the Company; Chairman of the Board and Director of
                            Uptown; Chairman of the Board, Director, and since January 2000,
                            President and Chief Executive Officer of Heritage

Delbert R. Ellis........  Retired, former Executive Vice President of Bank of America,
                          Arizona; Director of the Company; Vice Chairman of the Board and
                            Director of Heritage

Marvin L. Kocian........  President, Komar Screw Corporation; Vice President, Assistant
                          Secretary and Director of the Company and Director of Uptown

Kathleen Harris.........  Senior Vice President and Chief Financial Officer of the Company;
                          Senior Vice President and Cashier, and since July 1999, Director of Heritage

  (c)(3) and (c)(4). Neither the Company nor, to the best knowledge of the Company, any executive officer or director of the Company, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of such laws.

  (c)(5) Each director and executive officer of the Company is a U.S. citizen.

4.  TERMS OF THE TRANSACTION.

 (a) The Rule 13e-3 Transaction, which is the basis of this Schedule, is that the Board of Directors of the Company authorized the purchase by the Company of its Common Stock on the open market from time to time up to a maximum of 25,000 shares. Such purchases are not mandatory and will be made at the direction of the Chairman, President and Chief Executive Officer, Richard K. Ostrom, as to timing of purchases and amounts of stock to be purchased. There is no time limit on this transaction. It is not known when, or if, purchases will be made, the amount of the stock which might be purchased or the purchase prices.

 (b) It is not presently anticipated any of the directors or executive officers of the Company will sell shares of Common Stock to the Company.

  (c) There is no term or arrangement concerning the Rule 13e-3 Transaction that treats certain holders of the Common Stock different from other holders of the Common Stock.

 (d)   There are no dissenting appraisal rights available.

 (e) There are no provisions in the Rule 13e-3 Transaction to grant unaffiliated security holders of the Company access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company.

  (f)   Not Applicable.

5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

 (a)(1) Not Applicable.

 (a)(2) Directors and executive officers of the Company and their associates were customers of, and have had transactions with, the Company, Uptown and Heritage in the ordinary course of business during 1999. Comparable transactions may be expected to take place in the future.

       All outstanding loans, commitments to loan, transactions in repurchase agreements and certificates of deposit and depository relationships in such ordinary course of business, were on substantially the same terms, including interest rates and collateral, as those prevailing at the time for transactions with other persons and, in the opinion of management of the Company, did not involve more than the normal risk of collectibility or present other unfavorable features.

    (b) Not Applicable.

    (c) Not Applicable.

    (d) Not Applicable.

    (e) Not Applicable.

6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    (b) The shares of Common Stock purchased by the Company will be retained as treasury shares.

    (c)(1)-(6) Not Applicable.

   (c)(7) and (c)(8) If the Company has fewer than 300 stockholders of record, it may, if it so chooses, elect to discontinue filing periodic reports with the SEC and terminate the registration of the Common Stock with the SEC. At the present time, the Company does not plan to discontinue filing periodic reports or deregister the Common Stock unless it has fewer than 200 stockholders of record.

   Termination of registration of the Common Stock would reduce substantially the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the federal securities laws, such as the short-swing profit recovery provisions, the requirement of furnishing a proxy statement in connection with stockholders' meetings and the requirements of Rule 13e-3 with respect to "going private" transactions no longer applicable to the Company. Furthermore, if the registration of the Common Stock were to be terminated, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 or Rule 144A under the Securities Act of 1933, as amended, may be impaired or eliminated.

7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

    (a) The purpose of the Rule 13e-3 Transaction is to permit the Company to acquire outstanding shares of the its Common Stock. The Board of Directors believes that the Common Stock is undervalued. Purchases of shares may increase the earnings per share. Also, the per share trading price of the stock could increase.

    (b) The Company did not consider alternative means to accomplish the purposes. The present means was chosen since any other structure would be more complicated and would not be necessary to accomplish the purposes of the Company.

    (c) The reason for the structure of the Rule 13e-3 Transaction is that this is the sole method available to purchase shares of the Common Stock on the open market. The reason for undertaking such transaction at this time is that the Common Stock of the Company has been trading at a relatively low figure (between $25.25 and $37.50 per share between January 1, 1998 and March 31, 2000) for some period of time and it was the opinion of the Board that it is appropriate to purchase shares.

    (d) Effects of this Rule 13e-3 Transaction, if any stock is purchased, would be as follows:

        (i) The benefits of the Company would be that, after any such purchases, the earnings per share of the Company would increase because of the lesser number of shares outstanding. The detriment to the Company would be that cash would have been used for the purchase of the Common Stock which otherwise would have been used in the operations of the Company, and the use of such cash would diminish the amount of cash available for Company operations. However, the Company will purchase shares only if cash is available to do so and not needed for Company operations. Quantification of the benefits and detriments is not practicable since it is not known how many shares, if any, and at what price such shares would be purchased. With regard to federal tax consequences, the Company would have to utilize after tax dollars for these purchases, and the Company would receive no offsetting deduction for the expenditure.

        (ii) With respect to any affiliates of the Company, affiliates would benefit with respect to the increased earnings per share and their increased percentage ownership of the Company. Affiliates would be impacted indirectly by the use of the Company's cash for the purchases. Affiliates would have no direct federal tax consequences as a result of such purchases.

       (iii) The effects of the Rule 13e-3 Transaction on unaffiliated security holders who chose to sell their Common Stock to the Company would be that the selling unaffiliated security holder would forego any future appreciation in value in the stock and any dividends which might be paid on the stock in the future. Federal tax consequences to an unaffiliated security holder would depend upon whether a security holder sold the stock at a gain, in which case the security holder would be subject to a capital gain tax, or at a loss, in which case the security holder could have the benefit of a capital loss. The federal tax consequences on a sale of stock by a selling unaffiliated security holder would vary from security holder to security holder and would depend upon the facts and circumstances unique to that particular security holder.

        (iv) The effect of the Rule 13e-3 Transaction on nonselling unaffiliated security holders would be that these security holders would benefit from the increased earnings per share and an increased ownership percentage due to the decreased number of shares outstanding. These security holders would share in any future appreciation in market price and value of the stock and in any future dividends paid on the stock. Since the nonselling unaffiliated security holders would not be selling stock, there would be no federal tax consequences based on a sale of the stock. Potentially detrimental to the nonselling unaffiliated security holders would be the diminution in cash of the Company used to purchase the stock.

       Since it is not known how many shares will be purchased or at what price such shares would be purchased, specific dollar amounts and percentages are not practicable.

8.  FAIRNESS OF THE TRANSACTION.

    (a) The Company reasonably believes that the Rule 13e-3 Transaction is fair to both selling unaffiliated security holders and nonselling unaffiliated security holders.

    (b) The material factors upon which the beliefs stated in Item 8(a) above is based are as follows:

        (i) As of March 31, 2000, the market price of the Company's stock was $27.00 per share. All purchases by the Company in the Rule 13e-3 Transaction would be at the then current market price. Any selling unaffiliated security holders would receive a market price for their stock. All such sales would be totally voluntary.

        (ii) Since the quarter beginning January 1, 1998, the highest bid price for the Company's stock has been $37.50 per share and the lowest bid price for the Company's stock has been $25.25 as of March 31, 2000. While, a selling unaffiliated security holder could be selling his stock at a price under the historical price over the last two years, the future market price of the Company's stock is unknown and cannot be predicted, and no unaffiliated security holder has any guarantee with respect to the future price of the stock.

       (iii) The Company has not conducted any appraisals of the value of the Company or of its stock. Therefore, it does not have any information upon which to base a discussion of the going concern value of the stock. The Company believes that the going concern value of the Company would be in excess of the market price of the stock. However, the Company has no present plans to enter into any transaction which would cause a sale of the stock of the Company or of its assets thus allowing unaffiliated security holders to realize the going concern value of the Company. The only avenue for an unaffiliated security holder to realize value for his stock is to sell the stock on the open market at the then market price.

        (iv) There have been purchases of securities of the Company made by the Company since the commencement of the Company's second full fiscal year preceding the date of this schedule. See Item 2(f).

        (v) The Company has not obtained any report, opinion or appraisal from an outside party as to the value of the Company or of its stock.

        (vi) The Company is unaware of any firm offers made by any unaffiliated person during the two years preceding the date of this Schedule for the merger or consolidation of the Company into or with any person, the sale or other transfer of all or any substantial part of the assets of the Company or securities of the Company which would enable the holder thereof to exercise control of the Company.

    (c) Under Delaware law, the Rule 13e-3 Transaction does not need to be approved by the stockholders of the Company. Consequently, the Rule 13e-3 Transaction does not need the approval of a majority of the unaffiliated stockholders.

    (d) A majority of the non-employee directors of the Company have not retained un affiliated representative to act solely on behalf of unaffiliated stockholders to negotiate the terms of the Rule 13e-3 Transaction or prepare a report concerning the fairness of such Transaction.

    (e) All of the non-employee directors of the Company have approved the Rule 13e-3 Transaction.

    (f) The Company has received no firm offer made by any unaffiliated person, during the preceding two years for (i) the merger or consolidation of the Company into or with person or of person into or with the Company,
        (ii) the sale or other transfer of all or any substantial part of the assets of the Company or (iii) a purchase of the securities of the Company which would enable the holder thereof to exercise control of the Company.

9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

    (a) The Company has not obtained any reports, opinions or appraisals from an outside party which is materially related to the fairness of the Rule 13e-3 Transaction.

    (b) Not Applicable.

    (c) Not Applicable.

10.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The source of funds to be used in the Rule 13e-3 Transaction will be the working capital of the Company. The total amount of funds to be used in the Rule 13e-3 Transaction is unknown since it is not known (i) whether any purchases will be made, (ii) the amount of stock which might be purchased and (iii) the price at which such stock might be purchased.

    (b) Not Applicable.

    (c) The total of all expenses estimated by the Company to be incurred in connection with the Rule 13e-3 Transaction is approximately $691,333 broken down as follows:

        (1)        Cash Payment for        --         $675,000.00(2)
                     shares
        (2)        Filing Fees             --         $    135.00
        (3)        Accounting Fees         --            - 0 -
        (4)        Attorneys Fees          --         $ 10,000.00
        (5)        Printing and Mailing    --         $  3,698.00
                     Costs
        (6)        Miscellaneous           --         $  2,500.00

        The Company will pay all of these expenses.

------------------------

(2) Assumes that all shares will be purchased for $27.00 per share.

    (d) None of the funds to be used in the Rule 13e-3 Transaction are to be borrowed.

11.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) The following table shows the aggregate number and the percentage of the shares of Common Stock that are owned by the directors and executive officers of the Company:

                                                                 COMMON STOCK BENEFICIALLY OWNED
                                                                     AS OF MARCH 13, 2000(1)
                                                                 --------------------------------
                                                                  NO. OF               PERCENT
NAME                              POSITION WITH THE COMPANY       SHARES               OF CLASS
----                            -----------------------------    --------            ------------
Stephen W. Edwards......        Director                          54,222                 6.48
                                                                                         (2)

Robert P. Griffiths.....        Vice President and Director       56,841                 6.79
                                                                                         (2)

Alfred E.
Hackbarth, Jr...........        Director                          45,731                 5.46
                                                                                       (3)-(5)

James E. Heraty.........        Director                          68,038                 8.13
                                                                                        (2)(6)

Richard K. Ostrom.......        Chairman of the Board,
                                  President, Chief Executive
                                  Officer and Director           130,114                15.54
                                                                                     (2)(3)(5)-(7)

Delbert R. Ellis........        Director                           6,295                 .75
                                                                                         (3)

Marvin L. Kocian........        Director                          14,255                 1.70
                                                                                         (4)

Kathleen Harris.........        Senior Vice President and
                                  Chief Financial Officer            400                 .05

------------------------

(1) The information contained in this column is based upon information furnished to the Company by the individuals named above or was ascertained from an examination of the Company's stock records. The nature of beneficial ownership for shares shown in this column is sole voting and investment power, except as set forth in the footnotes below. The above amounts do not include shares beneficially owned by the adult children of the Directors. Beneficial ownership of such shares is disclaimed by the Directors. The above amounts include shares held in joint tenancy with certain members of the families of the Directors. Shares so held are deemed to be shared as to voting and investment power.

(2) The above amount includes 48,400 shares held by the Company's pension plan for its employees. Voting and investment power with respect to these shares is shared by Messrs. Edwards, Griffiths, Heraty and Ostrom. Beneficial ownership of these shares is disclaimed by Messrs. Edwards and Heraty. Messrs. Ostrom and Griffiths are vested as participants in the pension plan.

(3) The above includes 4,295 shares held by H.E.O. Enterprises. Messrs. Ellis, Hackbarth and Ostrom are partners in H.E.O. Enterprises. Voting and investment power with respect to these shares is shared by Messrs. Ellis, Hackbarth and Ostrom.

(4) The above amounts do not include shares beneficially owned by the spouses and adult children of certain Directors as follows: Kocian--840; and Hackbarth--6,800. Beneficial ownership of these shares is disclaimed.

(5) The above amount includes 24,000 shares held by a charitable foundation of which Messrs. Ostrom and Hackbarth are directors and officers. The above amount includes 13,436 shares held by two trusts for which Mr. Hackbarth is co-trustee. Voting and investment power with respect to these shares is shared. Beneficial ownership of these shares is disclaimed.

(6) The above amount includes 12,216 shares held by J.R. Enterprises.
    Messrs. Heraty and Ostrom are partners in J.R. Enterprises. Voting and investment power with respect to these shares is shared by Messrs. Heraty and Ostrom.

(7) The above amount includes 2,400 shares held in joint tenancy with one of Mr. Ostrom's parents and 1,332 shares in joint tenancy with Mr. Ostrom's adult children.

    (b) There has been no transaction in the Common Stock of the Company which is the subject of a Rule 13e-3 Transaction which was effected during the past sixty days by any of the persons listed above nor has the Company's pension plan purchased shares during said period. See Item 2(f) for a description of the Company's purchases within the last sixty days.

12.  THE SOLICITATION OR RECOMMENDATION.

    (a) It is not presently anticipated that any of the directors or executive officers of the Company will sell shares of Common Stock to the Company.

    (b) All of the directors of the Company voted to approve resolutions which authorized the Company to purchase its shares of Common Stock. No recommendation is being made to the stockholders of the Company.

13.  FINANCIAL STATEMENTS.

    (a)(1) The Company's audited financial statements for 1999 and 1998 are incorporated by reference from Item 8 of the Company's Annual Report on Form 10-K for the year ended December 31, 1999 which was filed with the Commission on March 29, 2000 (File No. 0-12292).

    (a)(2) and (a)(3)  Not Applicable.

    (a)(4) The book value per share of the Common Stock as of December 31, 1999 was $26.90

    (b)    Pro forma financial information is not material.

14.  PERSONS, ASSETS, RETAINED, EMPLOYED, COMPENSATIVE OR USED.

    (a) and (b)  Not Applicable.

15.  ADDITIONAL INFORMATION.

    Not Applicable.

16.  MATERIALS REQUIRED TO BE FILED AS EXHIBITS.

    (a)(1), (a)(2), (a)(4) and (a)(5)  Not Applicable.

    (a)(3) Exhibit 16(a)(3) is a copy of the Notice which will be mailed to all of the stockholders of the Company.

    (b) Not Applicable.

    (c) Not Applicable.

    (d) Not Applicable.

    (e) Not Applicable.

    (f) Not Applicable.

    (g) Not Applicable.

    (h) Not Applicable.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          /s/ RICHARD K. OSTROM
                                                          -------------------------------------------
                                                          (Signature)

                                                          Richard K. Ostrom, CHAIRMAN, PRESIDENT,
                                                          CHIEF EXECUTIVE OFFICER

                                                          May 1, 2000

TO:  THE STOCKHOLDERS OF UPBANCORP, INC.

    The Board of Directors of Upbancorp, Inc. (the "Company"), has authorized purchase by the Company of shares of its Common Stock on the open market from time to time up to a maximum of 25,000 shares. Such purchases are not mandatory and will be made only at the direction of the Chairman, President and Chief Executive Officer, Richard K. Ostrom, as to timing of purchases and amounts of stock to be purchased.

    As a result of this action, it is necessary for the Company to prepare and file Schedule 13E-3 with the Securities and Exchange Commission ("SEC"). The Company is required to provide to its stockholders the information contained in
Schedule 13E-3. Enclosed is a copy of Schedule 13E-3 filed by the Company with the SEC. The Company is required to set forth prominently the information required by Items 7, 8 and 9 in Schedule 13E-3 in a Special Factors Section included in the forepart of the document, and this is done on pages 3-5 below.

    In addition, the Company is required to provide the following statement:

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION NOR PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    Any inquiries by stockholders concerning the enclosed information may be directed to the principal offices of the Company.

    The material terms of the proposed purchase include the following:

    - The Company is filing the Schedule 13E-3.

    - Our Board of Directors has authorized the purchase of up to 25,000 shares of the Common Stock of the Company on the open market.

    - The purchase of the shares is not mandatory. Purchases will be made only at the direction of Richard K. Ostrom, Chairman, President and Chief Executive Officer of the Company. He will decide the timing of purchases, if any, and the amounts of stock to be purchased.

    - There is no time limit on this transaction. It is not known when, or if, the Company will purchase shares, the number of shares which might be purchased or the price to be paid.

    - The purchases will be made at prevailing market prices.

    - The purchases will be made from the working capital of the Company. See
      Item 10 of Schedule 13E-3.

    - If the Company purchases shares and thereby reduces the number of its stockholders of record to fewer than 300, the Company will no longer be required, if it chooses, to file periodic reports with the SEC and may, if it chooses, deregister the Common Stock with the SEC. At the present time, the Company does not plan to discontinue filing periodic reports or deregister the Common Stock unless it has fewer than 200 stockholders of record. See Item 6 of Schedule 13E-3.

May 8, 2000                                               /s/ RICHARD K. OSTROM
                                                          -------------------------------------------
                                                          Richard K. Ostrom
                                                          CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE
                                                          OFFICER

                            SPECIAL FACTORS SECTION
                        ITEMS 7, 8 AND 9 EXCERPTED FROM
                       SCHEDULE 13E-3 OF UPBANCORP, INC.
                 PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

    (a) The purpose of the Rule 13e-3 Transaction is to permit the Company to acquire outstanding shares of the its Common Stock. The Board of Directors believes that the Common Stock is undervalued. Purchases of shares may increase the earnings per share. Also, the per share trading price of the stock could increase.

    (b) The Company did not consider alternative means to accomplish the purposes. The present means was chosen since any other structure would be more complicated and would not be necessary to accomplish the purposes of the Company.

    (c) The reason for the structure of the Rule 13e-3 Transaction is that this is the sole method available to purchase shares of the Common Stock on the open market. The reason for undertaking such transaction at this time is that the Common Stock of the Company has been trading at a relatively low figure (between $25.25 and $37.50 per share between January 1, 1998 and March 31, 2000) for some period of time and it was the opinion of the Board that it is appropriate to purchase shares.

    (d) Effects of this Rule 13e-3 Transaction, if any stock is purchased, would be as follows:

            (i) The benefits of the Company would be that, after any such purchases, the earnings per share of the Company would increase because of the lesser number of shares outstanding. The detriment to the Company would be that cash would have been used for the purchase of the Common Stock which otherwise would have been used in the operations of the Company, and the use of such cash would diminish the amount of cash available for Company operations. However, the Company will purchase shares only if cash is available to do so and not needed for Company operations. Quantification of the benefits and detriments is not practicable since it is not known how many shares, if any, and at what price such shares would be purchased. With regard to federal tax consequences, the Company would have to utilize after tax dollars for these purchases, and the Company would receive no offsetting deduction for the expenditure.

            (ii) With respect to any affiliates of the Company, affiliates would benefit with respect to the increased earnings per share and their increased percentage ownership of the Company. Affiliates would be impacted indirectly by the use of the Company's cash for the purchases. Affiliates would have no direct federal tax consequences as a result of such purchases.

            (iii) The effects of the Rule 13e-3 Transaction on unaffiliated security holders who chose to sell their Common Stock to the Company would be that the selling unaffiliated security holder would forego any future appreciation in value in the stock and any dividends which might be paid on the stock in the future. Federal tax consequences to an unaffiliated security holder would depend upon whether a security holder sold the stock at a gain, in which case the security holder would be subject to a capital gain tax, or at a loss, in which case the security holder could have the benefit of a capital loss. The federal tax consequences on a sale of stock by a selling unaffiliated security holder would vary from security holder to security holder and would depend upon the facts and circumstances unique to that particular security holder.

            (iv) The effect of the Rule 13e-3 Transaction on nonselling unaffiliated security holders would be that these security holders would benefit from the increased earnings per share and an increased ownership percentage due to the decreased number of shares outstanding. These security holders would share in any future appreciation in market price and value of the stock and in any future dividends paid on the stock. Since the nonselling unaffiliated security holders would not be selling stock, there would be no federal tax consequences based on a sale of the stock. Potentially detrimental to the nonselling unaffiliated security holders would be the diminution in cash of the Company used to purchase the stock.

Since it is not known how many shares will be purchased or at what price such shares would be purchased, specific dollar amounts and percentages are not practicable.

                          FAIRNESS OF THE TRANSACTION

    (a) The Company reasonably believes that the Rule 13e-3 Transaction is fair to both selling unaffiliated security holders and nonselling unaffiliated security holders.

    (b) The material factors upon which the beliefs stated in (a) above is based are as follows:

            (i) As of March 31, 2000, the market price of the Company's stock was $27.00 per share. All purchases by the Company in the Rule 13e-3 Transaction would be at the then current market price. Any selling unaffiliated security holders would receive a market price for their stock. All such sales would be totally voluntary.

            (ii) Since the quarter beginning January 1, 1998, the highest bid price for the Company's stock has been $37.50 per share and the lowest bid price for the Company's stock has been $25.25 as of March 31, 2000. While, a selling unaffiliated security holder could be selling his stock at a price under the historical price over the last two years, the future market price of the Company's stock is unknown and cannot be predicted, and no unaffiliated security holder has any guarantee with respect to the future price of the stock.

            (iii) The Company has not conducted any appraisals of the value of the Company or of its stock. Therefore, it does not have any information upon which to base a discussion of the going concern value of the stock. The Company believes that the going concern value of the Company would be in excess of the market price of the stock. However, the Company has no present plans to enter into any transaction which would cause a sale of the stock of the Company or of its assets thus allowing unaffiliated security holders to realize the going concern value of the Company. The only avenue for an unaffiliated security holder to realize value for his stock is to sell the stock on the open market at the then market price.

            (iv) There have been purchases of securities of the Company made by the Company since the commencement of the Company's second full fiscal year preceding the date of this schedule. See Item 2(f).

            (v) The Company has not obtained any report, opinion or appraisal from an outside party as to the value of the Company or of its stock.

            (vi) The Company is unaware of any firm offers made by any unaffiliated person during the two years preceding the date of this Schedule for the merger or consolidation of the Company into or with any person, the sale or other transfer of all or any substantial part of the assets of the Company or securities of the Company which would enable the holder thereof to exercise control of the Company.

    (c) Under Delaware law, the Rule 13e-3 Transaction does not need to be approved by the stockholders of the Company. Consequently, the Rule 13e-3 Transaction does not need the approval of a majority of the unaffiliated stockholders.

    (d) A majority of the non-employee directors of the Company have not retained un affiliated representative to act solely on behalf of unaffiliated stockholders to negotiate the terms of the Rule 13e-3 Transaction or prepare a report concerning the fairness of such Transaction.

    (e) All of the non-employee directors of the Company have approved the Rule 13e-3 Transaction.

    (f) The Company has received no firm offer made by any unaffiliated person, during the preceding two years for (i) the merger or consolidation of the Company into or with person or of person into on with the Company, (ii) the sale or other transfer of all or any substantial part of the assets of the Company or
(iii) a purchase of the securities of the Company which would enable the holder thereof to exercise control of the Company.

                  REPORTS, OPINIONS, AND CERTAIN NEGOTIATIONS

    (a) The Company has not obtained any reports, opinions or appraisals from an outside party which is materially related to the fairness of the Rule 13e-3 Transaction.

    (b) Not Applicable.

    (c) Not Applicable.

                    INFORMATION WITH RESPECT TO THE COMPANY

    Set forth below is certain consolidated financial information with respect to the Company, excerpted or derived from the audited financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999. More comprehensive financial information is included in such reports and other documents filed by the Company with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information (including any related notes) contained therein. Such reports and other documents may be inspected and copies may be obtained from the offices of the SEC in the manner set forth below.

                                                       YEAR ENDED DECEMBER 31,
                                                      -------------------------
                                                        1999             1998
                                                      --------         --------
                                                       (DOLLARS IN THOUSANDS,
                                                       EXCEPT PER SHARE DATA)
OPERATING RESULTS:
  Interest income...................................  $ 23,630         $ 20,040
  Interest expense..................................     8,547            7,109
  Net interest income...............................    14,983           12,931
  Provision for loan losses.........................       885              580
  Noninterest income................................     3,213            3,154
  Noninterest expense...............................    13,349           11,940
  Income tax expense................................     1,385            1,265
                                                      --------         --------
  Net income........................................  $  2,577         $  2,300
                                                      ========         ========

BALANCE SHEET DATA:
  Total assets......................................  $324,777         $269,462
  Loans.............................................   246,605          192,596
  Deposits..........................................   270,155          226,034
  Stockholders' equity..............................    22,524           22,638

PER SHARE DATA:
  Net income........................................  $   3.00         $   2.63
  Cash dividends declared...........................      0.52             0.50
  Book value at period end..........................     26.90            26.02

                      WHERE YOU CAN FIND MORE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, it files annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information that the Company files at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Company's SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "HTTP://WWW.SEC.GOV."

    The SEC allows the Company to incorporate by reference information into this Notice. This means that the Company can disclose important information by referring to another document filed separately with the SEC. The information incorporated by referenced is deemed to be part of this Notice, except for any information superseded by information in this Notice. This Notice incorporates by reference Item 8 of the Annual Report on Form 10-K year ended December 31, 1999. This document contains important information about the Company and its finances.

    Documents incorporated by reference are available from the Company without charge (not including any exhibit to such a document unless such exhibit is specifically incorporated by reference in this Notice). You may obtain documents incorporated by reference in this Notice by requesting them in writing or by telephone as follows:

                                Upbancorp, Inc.
                          Attn: Evy Alsaker, Secretary
                              4753 North Broadway
                            Chicago, Illinois 60640
                              Tel: (773) 878-2000